PURCHASE AGREEMENT

The RBB Fund, Inc. (the “Company”), a Maryland corporation, and F/m Investments, LLC d/b/a North Slope Capital, LLC (“F/m”), intending to be legally bound, hereby agree with each other as follows:

1.  The Company hereby offers F/m and F/m hereby purchases one (1) share each (each, a “Share” and collectively, the “Shares”) of the F/m 2-Year Investment Grade Corporate Bond ETF (par value $0.001 per Share), F/m 3-Year Investment Grade Corporate Bond ETF (par value $0.001 per Share), and F/m 10-Year Investment Grade Corporate Bond ETF (par value $0.001 per Share) (each a “Fund”) at price per Share equivalent to the net asset value per Share of each respective Fund as determined on December 20, 2023.

2.  The Company hereby acknowledges receipt from F/m of funds in the amount of $150 in full payment for the Shares.

3.  F/m represents and warrants to the Company that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of December 21, 2023.

THE RBB FUND, INC.

By:	/s/ Steven Plump
Name:	Steven Plump
Title:	President

F/M INVESTMENTS LLC d/b/a NORTH SLOPE CAPITAL, LLC

By:	/s/ Alexander Morris
Name:	Alexander Morris
Title:	President